File No. 803-00244

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

In the matter of

Apollo Management, L.P.
9 W 57th Street
New York, New York 10019

APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED, AND RULE 206(4)-5(e), EXEMPTING APOLLO MANAGEMENT, L.P., AND CERTAIN SUBSIDIARIES, FROM RULE 206(4)-5(a)(1) UNDER THE INVESTMENT ADVISERS ACT OF 1940

Please send all communications to:

Ki P. Hong
Skadden, Arps, Slate,
Meagher & Flom LLP
1440 New York Avenue, NW
Washington, DC 20005

Cindy Michel
Apollo Management, L.P.
9 W 57th Street
New York, NY 10019

Tyler Rosen
Skadden, Arps, Slate,
Meagher & Flom LLP
1440 New York Avenue, NW
Washington, DC 20005

This Application, including Exhibits, consists of 31 pages
Exhibit Index appears on page 23

18003601

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

In the matter of APOLLO MANAGEMENT, L.P.	APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED, AND RULE 206(4)-5(e), EXEMPTING APOLLO MANAGEMENT, L.P. AND CERTAIN SUBSIDIARIES FROM RULE 206(4)-5(a)(1) UNDER THE INVESTMENT ADVISERS ACT OF 1940

I. PRELIMINARY STATEMENT AND INTRODUCTION

Apollo Management, L.P., and its relying advisers, (collectively, the "Adviser," the "Applicant," or "Apollo Management, L.P.") hereby applies to the Securities and Exchange Commission (the "Commission") for an order, pursuant to Section 206A of the Investment Advisers Act of 1940, as amended (the "Act"), and Rule 206(4)-5(e), exempting the Adviser from the two-year prohibition on compensation imposed by Rule 206(4)-5(a)(1) under the Act for investment advisory services provided to the government entities described below following a contribution to the presidential campaign of the Ohio governor by a covered associate as described in this Application, subject to the representations set forth herein (as amended and restated, the "Application").

Section 206A of the Act authorizes the Commission to "conditionally or unconditionally exempt any person or transaction . . . from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act]."

Section 206(4) of the Act prohibits investment advisers from engaging "in any act, practice, or course of business which is fraudulent, deceptive, or manipulative," and directs the Commission to adopt such rules and regulations, define, and prescribe means reasonably designed to prevent, such acts, practices, or courses of business. Under this authority, the Commission adopted Rule 206(4)-5 (the "Rule"), which prohibits a registered investment adviser from providing "investment advisory services for compensation to a government entity within two years after a contribution to an official of the government entity is made by the investment adviser or any covered associate of the investment adviser."

The term "government entity" is defined in Rule 206(4)-5(f)(5)(ii) as including a pool of assets sponsored or established by a State or political subdivision, or any agency, authority, or instrumentality thereof, including a defined benefit plan. The definition of an "official" of such government entity in Rule 206(4)-5(f)(6)(ii) includes the holder of or candidate for an elective office with authority to appoint a person directly or indirectly able to influence the outcome of the government entity's hiring an investment adviser. The "covered associates" of an investment adviser are defined in Rule 206(4)-5(f)(2)(i) as including its managing member, executive officer or other individuals with similar status or function as well as any employee who solicits a government entity on behalf of an investment adviser. Rule 206(4)-5(c) specifies that, when a government entity invests in a covered investment pool, the investment adviser to that covered investment pool will be treated as providing advisory services directly to the government entity. "Covered investment pool" is defined in Rule 206(4)-5(f)(3)(ii) as including any company that would be an investment company under Section 3(a) of the Investment Company Act of 1940, as amended (the "1940 Act"), but for the exclusion provided from that definition by Section 3(c)(7) of the 1940 Act.

Rule 206(4)-5(b) provides exceptions from the two-year prohibition under Rule 206(4)-5(a)(1) with respect to contributions that do not exceed a de minimis threshold, were made by a person more than six months before becoming a covered associate, unless such person, after becoming a covered associate, solicits clients on behalf of the investment adviser, or were discovered by the adviser and returned by the official within a specified period and subject to certain other conditions. Should no exception be available, Rule 206(4)-5(e) permits an investment adviser to apply for, and the Commission to conditionally or unconditionally grant, an exemption from the Rule 206(4)-5(a)(1) prohibition on compensation.

In determining whether to grant an exemption, the Rule contemplates that the Commission will consider, among other things, (i) whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) whether the investment adviser, (A) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule; (B) prior to or at the time of the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (C) after learning of the contribution, (1) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution, and (2) has taken such other remedial or preventative measures as may be appropriate under the circumstances; (iii) whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser or otherwise an employee of the investment adviser, or was seeking such employment; (iv) the timing and amount of the contribution which resulted in the prohibition; (v) the nature of the election (*e.g.*, Federal, State or local); and (vi) the contributor's apparent intent or motive in making the contribution that resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

Based on those considerations and the facts described in this Application, the Applicant respectfully submits that the relief requested herein is appropriate in the public interest and is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, the Applicant requests an order exempting it to the extent described herein from the prohibition under Rule 206(4)-5(a)(1) to permit it to receive compensation for investment advisory services provided to the Clients (as defined below) within the two-year period following the contribution identified herein to an official of such government entities by a covered associate of the Applicant.

II. STATEMENT OF FACTS

A. The Applicant

Apollo Management, L.P., is an alternative investment management firm registered with the Commission as an investment adviser pursuant to the Act. The

Applicant provides discretionary investment advisory services to private funds; it is a subsidiary of Apollo Global Management, LLC, which had aggregate assets under management of approximately $242 billion as of September 30, 2017. Among the private funds for which the Applicant acts as investment adviser are Apollo Investment Fund IV, L.P., Apollo Investment Fund V, L.P., Apollo Investment Fund VI, L.P., Apollo Investment Fund VII, L.P., Apollo Investment Fund VIII, L.P., and Apollo Investment Fund IX, L.P., (the "Funds"), funds that are excluded from the definition of investment company by Section 3(c)(7) of the 1940 Act and which are each a "covered investment pool" as defined in Rule 206(4)-5(f)(3)(ii).

B. The Government Entities

Two of the investors in one or more of the Funds are government entities of the state of Ohio (the "Clients"). Client A is a state pension fund with an 11-member board; one board member is appointed by the Governor. Client B is a different state pension fund with a nine-member board. The Governor appoints one board member of Client B. The Clients are government entities as defined in Rule 206(4)-5(f)(5)(i).

C. The Contributor

The individual who made the campaign contribution that triggered the two-year compensation ban (the "Contribution") is Stephanie Drescher (the "Contributor"). The Contributor is the Global Head of Business Development & Investor Relationship Management, a position she has held since 2004. In that role, she runs the business development function for the Adviser. She supervises the team that does most of the day-to-day solicitation of government entities and other prospective investors, and personally participates in some solicitations. Thus, the Contributor is, and at the time of the contribution was, a covered associate pursuant to Rule 206(4)-5(f)(2)(i).

The Contributor is a politically active independent. In addition to the Contribution that triggered the compensation ban, the Contributor has made 11 federal contributions since 2011 totaling more than $20,000. The recipients of these contributions included candidates for President and U.S. Senate, as well as a national party committee. No other recipient held state or local office at the time of the contribution. Other than a contribution to Hillary Clinton's presidential campaign, and the contribution discussed below, the contributions were precleared, vetted and determined by the Adviser not to implicate the Rule. The Clinton contribution also did not implicate the Rule. She does not recall having made any other state or local contributions in that time period.

D. The Official

The recipient of the Contribution was John Kasich (the "Official"), the Governor of Ohio and, at the time, a candidate for President of the United States. Although the campaign was for federal office, the Official is an "official" of the Clients under the Rule. In particular, to be covered, the office must have the authority to directly or indirectly appoint someone with authority to influence the selection of an investment adviser, or the authority to appoint a person with such authority. The Governor appoints one member to the board of Client A and one member to the board of Client B. The Governor does not otherwise have authority to influence the investment advisory decisions of the Clients.

E. The Contribution

On April 22, 2016, (the "Contribution Date") the Contributor went online and contributed $1,000 to the Official's campaign for President. The Contributor did not attend any campaign events for the Official and did not have any contact with the Official or the Official's campaign staff. The Contribution was not motivated by any desire to influence the award of investment advisory business. With the Republican primary entering its final phase, and just three major candidates remaining, the Contributor felt the Official was the candidate in the Republican field most in line with her views. She also contributed to Hillary Clinton's presidential campaign that same month. Her decision to make the Contribution was motivated by her interest in the Presidential campaign and belief that the Official was the best candidate remaining in the Republican field. Nevertheless, the Contribution resulted in the two-year compensation ban pursuant to Rule 206(4)-5.

Even though the Adviser requires employees to preclear all contributions, including to federal candidates, the Contributor forgot to do so before making the Contribution. She was focused on the Presidential election and not the Adviser's preclearance requirement. The Contributor did not solicit or coordinate any other contributions for the Official. In addition, the Contributor has confirmed that there was no intention to seek, and no action was taken either by the Contributor or the Applicant to obtain, any direct or indirect influence from the Official or any other person. At no time did any employees of the Adviser other than the Contributor have any knowledge that the Contribution had been made prior to its discovery by the Adviser in December of 2016.

F. The Clients' Investments with Adviser

Client A has invested in the Adviser's Funds since 1998, which significantly predated the Contributor's employment with the Adviser. Indeed, Client A has invested in six consecutive iterations of the Adviser's private equity fund. As is standard practice with the Adviser's large institutional investors, the Contributor did discuss the launch of the most recent fund, Apollo Investment Fund IX, L.P., with staff of Client A in 2016. She then turned the due diligence process over to her subordinates at the Adviser, which is often the practice with investors in the Adviser's funds. The need for her involvement was further reduced because of Client A's longstanding relationship with the Adviser. Neither she nor anyone who worked for the Adviser discussed the Contribution with Client A during the marketing or due diligence process. After completing its due diligence process, Client A ultimately determined to invest in 2017, and made an investment that was consistent in size with its investments in earlier Funds.

Client B also invested in Apollo Investment Fund IX, L.P., in 2017. The Contributor did not participate in soliciting Client B for this investment, which was sourced through Client B's consultant.

G. The Adviser's Discovery of the Error and Response

Pursuant to the Adviser's Political Contributions Policy (the "Policy"), which goes above and beyond what is required by the Rule, the Adviser periodically searches the public record for contributions made by employees. During one such periodic search in December 2016, the Adviser's compliance department discovered the Contribution. The compliance department reviewed the Contribution and noted that the Official was a candidate for President but, in the moment, failed to make the mental connection that the Official was also Governor of Ohio and thus a covered official under the Rule. Thus, the Contribution and the Contributor's failure to seek preclearance as required under the Policy was logged as a violation of the Adviser's Policy but not as a contribution triggering a ban on compensation under the Rule. The compliance department had been aware that Kasich was a covered official during his campaign for President and rejected multiple contributions that were properly submitted for preclearance.

After seeing media coverage of another investment adviser's application for an exemptive order related to a contribution to the Official, the Adviser revisited its records in October 2017 and realized that the Contribution had triggered a ban on compensation. The Contributor requested a refund of the full $1,000 after identifying a contact person for the campaign, and received a refund check dated November 9, 2017. The Adviser also required the Contributor to donate the refunded $1,000 to charity. The Adviser established an escrow account on November 10, 2017 into which it has been depositing an amount equal to the compensation received with respect to the Clients' investments since the Contribution Date. Such compensation includes management fees as well as carried interested earned with respect to the Clients' investments during the two-year period following the Contribution Date.

The Adviser has notified the Clients and indicated that compensation attributable to the Clients for two years following the Contribution Date would be placed in escrow as it is distributed and that, absent exemptive relief from the Commission, that compensation would be refunded in a way that is permissible under applicable laws and the Rule. The Adviser also restricted the Contributor from communicating with the

Clients, or any other government entity for which the Official is a covered official, for two years following the Contribution Date.

H. The Adviser's Pay-to-Play Policies and Procedures

The Policy was first adopted and implemented well before the proposal of Rule 206(4)-5 to address state and local pay-to-play rules. It was amended prior to the Rule's implementation date. The Policy is more restrictive than the Rule in that all contributions to any person (including any election committee for the person) who was, at the time of the contribution, an incumbent, candidate or successful candidate for federal, state, or local office must be precleared. There is no de minimis exemption from this preclearance requirement. The Policy is not limited to the Adviser's managing members, executive officers and other "covered associates," but also includes other employees and family members they financially support. After the discovery of the Contribution, the Adviser reviewed its Policy and procedures and began a process for making improvements.

For example, as an existing practice, the Adviser already sends employees quarterly compliance alerts reminding employees of the Policy and the need to pre-clear political contributions. It will highlight in the reminders that federal contributions are covered. Although employees are required to certify annually to their compliance with the Adviser's policies, including the Policy, the Policy will be amended to require covered associates to certify quarterly specifically to their compliance with the Policy and report all contributions they have made in the preceding quarter. The Adviser will verify the results of the quarterly certifications with its preclearance records. The Adviser will also institute additional pay-to-play training for its employees and its compliance staff, emphasizing that federal contributions are covered under the Policy, and has developed a more detailed checklist for the compliance department to use when preclearing requested contributions and reviewing discovered contributions. This checklist includes a review of the candidate's current office in addition to the office for which he or she is running.

III. STANDARD FOR GRANTING AN EXEMPTION

In determining whether to grant an exemption, Rule 206(4)-5(e) provides that the Commission will consider, among other factors:

(1) Whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

(2) Whether the investment adviser:

(i) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule;

(ii) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and

(iii) after learning of the contribution,

(a) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain return of the contribution; and

(b) has taken such other remedial or preventive measures as may be appropriate under the circumstances.

(3) Whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment;

(4) The timing and amount of the contribution which resulted in the prohibition;

(5) The nature of the election (*e.g.*, Federal, State or local); and

(6) The contributor's apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

As explained below, each of these factors weighs in favor of granting the relief requested in this Application.

IV. STATEMENT IN SUPPORT OF EXEMPTIVE RELIEF

The Applicant submits that an exemption from the two-year prohibition on compensation is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The Clients determined to invest with the Applicant and established an advisory relationship on an arm's length basis free from any improper influence as a result of the Contribution. In support of that conclusion, Applicant notes that the relationships with Client A significantly predates the Contribution and Client B invested after a process directed by its consultant and without the participation of the Contributor. Moreover, the

Official did not have direct influence over the Clients' decision-making, instead his role is limited to appointing a single member to each Client's board.

Given the nature of the Contribution, and the lack of any evidence that the Adviser or the Contributor intended to, or actually did, interfere with the Clients' merit-based process for the selection or retention of advisory services, the Clients' interests are best served by allowing the Adviser and its Clients to continue their relationships uninterrupted. Causing the Adviser to serve without compensation for a two-year period would result in a financial loss of approximately $9 million, or 9,000 times the amount of the Contribution. The policy underlying the Rule is served by ensuring that no improper influence is exercised over investment decisions by governmental entities as a result of campaign contributions and not by withholding compensation as a result of unintentional violations.

The other factors suggested for the Commission's consideration in Rule 206(4)-5(e) similarly weigh in favor of granting an exemption to avoid consequences disproportionate to the violation.

A. Policies and Procedures before the Contribution

The Adviser adopted and implemented the Policy, which is fully compliant with and more rigorous than, the Rule's requirements, well before the Contribution Date. The Adviser discovered the Contribution because of the internet testing required under the Policy.

B. Actual Knowledge of the Contribution

Although it may be argued that the activity of one of the firm's covered associates is imputed to the Adviser as a matter of law, we believe that the facts militate against such an imputation. The Contributor acted as an individual when contributing to a Presidential candidate. At no time did any employees or covered associates of the Adviser, or any executive or employee of the Adviser's affiliates, other than the Contributor, know of the Contribution to the Official until after it had happened. Moreover, the Contributor did not discuss the Contribution prior to making it with the Adviser or any of the Adviser's covered associates.

C. Adviser's Response After the Contribution

After learning of the Contribution, the Adviser caused the Contributor to obtain a full refund of the Contribution as described in more detail above. The Adviser then established an escrow account for all compensation attributable to the Clients' investments. The Adviser reviewed its Policy and procedures and, though they already exceed what is required under the Rule, has begun the process of improving them. Each quarter, the Adviser will require covered associates to certify to their compliance with the Policy and report any contributions made. In particular, the Adviser is enhancing its training for employees and compliance staff, and has developed a written checklist-style procedures document for preclearing and reviewing contributions to prevent any future issues.

D. Status of the Contributor

The Contributor is and has, at all relevant times, been a covered associate of the Adviser. After the Contribution was identified as covered under the Rule, the Adviser restricted the Contributor from communicating with the Clients for a two-year period following the Contribution Date.

E. Timing and Amount of the Contribution

As noted above, the bulk of Client A's investments with the Adviser substantially predate the Contribution. All investment transactions with the Clients were done on an arms' length basis and the Contributor and the Applicant took no action to obtain any direct or indirect influence from the Official. The $1,000 contribution was made in the heat of a highly competitive Presidential campaign in which the Official raised nearly $19 million. The Contributor also contributed to Hillary Clinton's campaign at around the same time.

F. Nature of the Election and Other Factors and Circumstances

The nature of the election and other facts and circumstances indicate that the Contributor's apparent intent in making the Contribution was not to influence the selection or retention of the Adviser. The 2016 Presidential race generated a tremendous amount of interest throughout the country. It was because of this interest, and her belief that the Official was the best Republican candidate remaining in the field that inspired her Contribution. Indeed, she contributed to the Clinton campaign just weeks earlier because she believed Clinton was the best candidate on the Democratic side. In both instances she simply forgot that she was required under the Policy to preclear all federal contributions, including Presidential contributions. The Contributor never spoke with the Official or his campaign and did not discuss the Contribution with the Clients.

Given the difficulty of proving a quid pro quo arrangement, the Applicant understands that adoption of a regulatory regime with a default of strict liability, like the Rule, is necessary. However, it appreciates the availability of exemptive relief at the Commission's discretion where imposition of the two-year prohibition on compensation does not achieve the Rule's purposes or would result in consequences disproportionate to the mistake that was made. The Applicant respectfully submits that such is the case with the Contribution. Neither the Adviser nor the Contributor sought to interfere with the Clients' merit-based selection process for advisory services, nor did they seek to negotiate higher fees or greater ancillary benefits than would be achieved in arms' length transactions. There was no violation of the Adviser's fiduciary duty to deal fairly or disclose material conflicts given the absence of any intent or action by the Adviser or Contributor to influence the selection process. The Applicant has no reason to believe the Contribution undermined the integrity of the market for advisory services or resulted in a violation of the public trust in the process for awarding contracts.

G. Precedent

The Applicant notes that the Commission granted exemptions similar to that requested herein with respect to relief from Section 206A of the Act and Rule 206(4)-5(e) in: Davidson Kempner Capital Management LLC ("Davidson Kempner"), Investment Advisers Act Release Nos. IA-3693 (October 17, 2013) (notice) and IA-3715 (November 13, 2013) (order) (the "Davidson Kempner Application"); Ares Real Estate Management

Holdings, LLC, Investment Advisers Act Release Nos. IA-3957 (October 22, 2014) (notice) and IA-3969 (November 18, 2014) (order) (the "Ares Application"); Crestview Advisors, LLC, Investment Advisers Act Release Nos. IA-3987 (December 19, 2014) (notice) and IA-3997 (January 14, 2015) (order) (the "Crestview Application"); T. Rowe Price Associates, Inc., and T. Rowe Price International Ltd., Investment Advisers Release Nos. IA-4046 (March 12, 2015) (notice) and IA-4508 (April 8, 2015) (order) (the "T. Rowe Application"); Crescent Capital Group, LP, Investment Advisers Release Nos. IA-4140 (July 14, 2015) (notice) and IA-4172 (August 14, 2015) (order) (the "Crescent Application"); Starwood Capital Group Management, LLC, Investment Advisers Act Release Nos. IA-4182 (August 26, 2015) (notice) and IA-4203 (September 22, 2015) (order) (the "Starwood Application"); Fidelity Management & Research Company and FMR Co., Inc., Investment Advisers Release Nos. IA-4220 (October 8, 2015)(notice) and IA-4254 (November 3, 2015)(order) (the "FMR Application"); Brookfield Asset Management Private Institutional Capital Adviser US, LLC et. al., Investment Advisers Act Release Nos. IA-4337 (February 22, 2016)(notice) and IA-4355 (March 21, 2016)(order) (the "Brookfield Application"); Angelo, Gordon & Co., LP, Investment Advisers Release Nos. IA-4418 (June 10, 2016)(notice) and IA-4444 (July 6, 2016)(order) (the "Angelo Gordon Application"); Brown Advisory LLC, Investment Advisers Act Release Nos. IA-4605 (January 10, 2017)(notice) and IA-4672 (February 7, 2017)(order) (the "Brown Application"); Stephens Inc., Investment Advisers Release Nos. IA-4797 (October 18, 2017)(notice) and IA-4810 (November 14, 2017)(order) (the "Stephens Application") and PNC Capital Advisors, LLC, Investment Advisers Act Release Nos. IA-4825 (December 8, 2017)(notice) and IA-4838 (January 3, 2018)(order)

("PNC Capital Advisors Application" and collectively the "Granted Applications"). The facts and representations made in this Application and the Granted Applications are substantially similar.

Nature of the Official. In the Davidson Kempner Application, the recipient of the contribution was, at the time of the contribution, the Ohio State Treasurer and was running for federal office. One member of each of Davidson Kempner's Ohio clients is appointed by the elective official holding the office of Ohio State Treasurer. By comparison, the Official was also a statewide elected official in Ohio running for federal office and only had authority to appoint one member to each Client's board.

Knowledge of the Contribution. In the Davidson Kempner Application, the contributor informed the applicant's executive managing member of his interest in and intention to meet with the Ohio State Treasurer. In contrast, the Contributor in this Application did not inform any officers or employees of the Applicant of her interest in contributing to the Official. Moreover, none of the Applicant's officers or employees, other than the Contributor, had any knowledge that the Contribution had been made until discovered on the public record by the Applicant's compliance department.

Client Investments after the Contribution. In the Davidson Kempner Application, a government entity with respect to the State of Ohio invested in the applicant's fund subsequent to the contribution that triggered the two-year compensation ban. This was also the case for the Adviser, but it is worth noting the longstanding advisory relationships between the Adviser and Client A that greatly predates the Contribution.

The Applicant believes that the same policies and considerations that led the Commission to grant relief in the Davidson Kempner Application and the other Granted

Applications are present here. In all instances, the imposition of the Rule would result in consequences vastly disproportionate to the mistake that was made. Moreover, the differences between this Application and the Davidson Kempner Application weigh even further in favor of granting the relief requested herein.

V. REQUEST FOR ORDER

The Applicant seeks an order pursuant to Section 206A of the Act and Rule 206(4)-5(e), thereunder, exempting it, to the extent described herein, from the two-year prohibition on compensation required by Rule 206(4)-5(a)(1) under the Act, to permit the Applicant to receive compensation for investment advisory services provided to the Clients within the two-year period following the Contribution identified herein to an official of such government entities by a covered associate of the Applicant.

Conditions. The Adviser agrees that any order of the Commission granting the requested relief will be subject to the following conditions:

(1) The Contributor will be prohibited from discussing the business of the Adviser with any "government entity" client or prospective client for which the Official is an "official" as defined in Rule 206(4)-5(f), until April 22, 2018.

(2) The Contributor will receive written notification of this condition and will provide a quarterly certification of compliance until April 22, 2018. Copies of the certifications will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Adviser, and be available for inspection by the staff of the Commission.

(3) The Adviser will conduct testing reasonably designed to prevent violations of the conditions of this Order and maintain records regarding such testing, which will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Adviser, and be available for inspection by the staff of the Commission.

VI. CONCLUSION

For the foregoing reasons, the Applicant submits that the proposed exemptive relief, conducted subject to the representations set forth above, would be fair and reasonable, would not involve overreaching, and would be consistent with the general purposes of the Act.

VII. PROCEDURAL MATTERS

Pursuant to Rule 0-4 of the rules and regulations under the Act, a form of proposed notice for the order of exemption requested by this Application is set forth as Exhibit C to this Application. In addition, a form of proposed order of exemption requested by this application is set forth as Exhibit D to this Application.

On the basis of the foregoing, the Applicant submits that all the requirements contained in Rule 0-4 under the Act relating to the signing and filing of this Application have been complied with and that the Applicant, who has signed and filed this Application, is fully authorized to do so.

The Applicant requests that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

Dated: January 16, 2018

Respectfully submitted,

Apollo Management, L.P.
By: Apollo Management GP, L.L.C., its General Partner

By: Cindy Michel

Cindy Z. Michel
Vice President

Exhibit Index

Exhibit A

Authorization

All requirements of the Partnership Agreement of Apollo Management, L.P., have been complied with in connection with the execution and filing of this Application. Apollo Management, L.P., by duly executed resolutions as of January 16, 2018 (and attached to this Authorization), has authorized the making of this Application. Such resolutions continue to be in force and have not been revoked through the date hereof.

Apollo Management, L.P., has caused the undersigned to sign this Application on its behalf in New York, New York on this 16th day of January, 2018.

Apollo Management, L.P.
By: Apollo Management GP, LLC, its General Partner

BY: Cindy Michel

By: Cindy Z. Michel
Vice President
Dated: January 16. 2-018

Subscribed and sworn to before me a Notary Public this 16h day of January, 2018.

Patricia A. McCabe

Notary

PATRICIA A. MCCABE
NOTARY PUBLIC, State of New York
No. 01MC4979287
Qualified in Nassau County
Commission Expires March 25, 2019

My commission expires: March 25, 2018

INCUMBENCY CERTIFICATE
Apollo Management, L.P.

I, Wendy K. Modlin, Vice President and Assistant Secretary of Apollo Management GP, LLC (the ***"General Partner"***), which is the general partner of Apollo Management, L.P. (the ***"Company"***), herby certify that the person listed below has been duly elected and qualified as, and currently is, an agent of the General Partner and is authorized to act on behalf of the General Partner, and/or the Company. I also certify that the person listed below holds the office listed opposite her name for the General Partner, and that the signature below is the genuine signature of the person indicated.

Name of Authorized Person	Title	Specimen Signature
Cindy Z. Michel	Vice President, Assistant Secretary	[signature]

IN WITNESS WHEREOF, the undersigned has executed this certificate as of the 16th day of January, 2018.

By: [signature]

Name: Wendy K. Modlin
Title: Vice President, Assistant Secretary

Exhibit B

Verification:

State of New York, County of New York, SS:

The undersigned being duly sworn deposes and says that she has duly executed the attached Application dated January 16, 2018 for and on behalf of Apollo Management, L.P.; that she is the Vice President of Apollo Management GP, L.L.C., the General Partner of Apollo Management, L.P.; and that all action necessary to authorize deponent to execute and file such Application has been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts set forth therein are true to the best of her knowledge, information and belief.

Name: Cindy Z. Michel
Title: Vice President of Apollo Management GP, L.L.C., its General Partner

Subscribed and sworn to before me a Notary Public this 16th day of January, 2018

Notary

My commission expires: March 25, 2019

PATRICIA A. MCCABE
NOTARY PUBLIC, State of New York
No. 01MC4979287
Qualified In Nassau County
Commission Expires March 25, 20 19

Exhibit C

Proposed Notice for the Order of Exemption

Agency: Securities and Exchange Commission (the "**SEC**" or "**Commission**").

Action: Notice of Application for Exemption under the Investment Advisers Act of 1940 (the "**Advisers Act**").

Applicant: Apollo Management, L.P., on behalf of itself and its relying advisers, (the "**Adviser**" or "**Applicant**").

Relevant Act Sections: Exemption requested under Section 206A of the Act, and Rule 206(4)-5(e) thereunder, from the provisions of Section 206(4) of the Act, and Rule 206(4)-5(a)(1) thereunder.

Summary of Application: Applicant requests that the Commission issue an order under section 206A of the Advisers Act and rule 206(4)-5(e) exempting it and its relying advisers from rule 206(4)-5(a)(1) under the Advisers Act to permit Applicant to receive compensation for investment advisory services provided to government entities within the two-year period following a contribution by a covered associate of Applicant to an official of such government entities.

Filing Dates: The application was filed on [DATE].

Hearing or Notification of Hearing: An Order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on [ ], and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Advisers Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-1090. Applicant, Apollo Management, L.P., Cindy Michel, 9 W 57th Street, New York, NY 10019.

For Further Information Contact: [CONTACT], or Holly Hunter-Ceci, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website either at http://www.sec.gov/rules/iareleases.shtml or by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

The Applicant's Representations:

1. Apollo Management, L.P., is registered with the Commission as an investment adviser under the Act. Among the Applicant's discretionary advisory clients are several funds excluded from the definition of an investment company by Section 3(c)(7) of the Investment Company Act of 1940 (the "**Funds**").

2. Two of the investors in the Funds are public pension plans that are government entities with respect to Ohio (the "**Clients**"). The Governor appoints one member to the boards of each Client. Thus, the Governor of Ohio is an "official" of each Client as defined in Rule 206(4)-5 under the Advisers Act (the "**Rule**").

3. On April 22, 2016, Stephanie Drescher, Global Head of Business Development & Investor Relationship Management for the Applicant (the "**Contributor**"), contributed $1,000 to the campaign of John Kasich (the "**Official**"), the Governor of Ohio who was running for President of the United States (the "**Contribution**"). The Applicant represents that the Contributor did not solicit any persons to make contributions to the Official's campaign or coordinate any such contributions, and made no other contributions to the Official.

4. The Applicant represents that the Contributor made the Contribution because of her interest in the Presidential election and not because of any desire to influence the Clients' selection of an investment adviser. The Applicant represents that because it was a presidential contribution, the Contributor forgot to preclear the Contribution as required under the Applicant's Pay-to-Play Policy (the "**Policy**"). The Applicant represents that the Contributor has had no contact with the Official.

5. The Applicant represents that one of the Clients' investment advisory business with the Applicant significantly predates the Contribution. That Client has invested in six consecutive iterations of the Applicant's private equity funds, dating back to 1998. The Applicant represents that the Contributor notified the Client in 2016 that a new fund would launch in 2017, but turned the rest of the due diligence process over to her team. The Client did ultimately determine to invest in the fund. The other Client invested for the first time in 2017, but the Applicant represents that the investment was sourced through the Client's consultant and without the participation of the Contributor.

6. The Applicant represents that the Contribution was discovered by its compliance department as part of its public records testing regime. The Applicant represents that the compliance department initially failed to make the connection that even though it was made to a Presidential candidate the Contribution triggered a ban under the Rule. However, the Applicant later realized the error and the Contributor requested and received a refund of the full $1,000. The Applicant represents that it did reject contributions to Kasich's presidential campaign that were properly submitted for preclearance during the campaign. The Applicant represents that at

no time did any employees of the Applicant other than the Contributor have any knowledge of the Contribution prior to its discovery by the compliance department.

7. The Applicant represents that the Adviser established an escrow account on November 10, 2017 into which it has been depositing an amount equal to the compensation received with respect to the Clients' investments since the day of the Contribution. This includes management fees earned during the ban period as well as the portion of the carried interest attributable to investments of the Clients during the two-year period following the contribution date. The Applicant further represents that all compensation earned with respect of the Clients' investments since the day of the Contribution have been placed in escrow and will continue to be placed in escrow pending the outcome of this Application. The Applicant represents that it notified the Clients of the Contribution and the Application.

8. The Applicant represents that the Adviser's Policy was initially adopted and implemented well before the effective date of Rule 206(4)-5. The Applicant represents that the Policy is more restrictive than what was contemplated by the Rule. The Applicant represents that the Contributor simply temporarily failed to seek preclearance for the Contribution. The Applicant represents that it has begun making improvements to its Policy and procedures, focusing on contributions to federal candidates.

The Applicant's Legal Analysis

1. Rule 206(4)-5(a)(1) under the Act prohibits a registered investment adviser from providing investment advisory services for compensation to a government entity within two years after a contribution to an official of the government entity is made by the investment adviser or any covered associate of the investment adviser. The "[R]ule's intended purpose" is to combat *quid pro quo* arrangements involving investment advisers making contributions in order to influence a government official's decision regarding advisory business with the advisor.

2. Rule 206(4)-5(b) provides exceptions from the two-year prohibition under Rule 206(4)-5(a)(1) with respect to contributions that do not exceed a de minimis threshold, were made by a person more than six months before becoming a covered associate, or were discovered by the adviser and returned by the official within a specified period and subject to certain other conditions.

3. Section 206A and Rule 206(4)-5(e) permit the Commission to exempt an investment adviser from the prohibition under Rule 206(4)-5(a)(1) upon consideration of, among other factors, (i) Whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act; (ii) Whether the investment adviser: (A) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the rule; and (B) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (C) after learning of the contribution: (1) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and (2) has taken such other remedial or preventive measures as may

be appropriate under the circumstances; (iii) Whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment; (iv) The timing and amount of the contribution which resulted in the prohibition; (v) The nature of the election (e.g., federal, state or local); and (vi) The contributor's apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

4. The Applicant requests an order pursuant to section 206A and rule 206(4)-5(e), exempting it from the two-year prohibition on compensation imposed by rule 206(4)-5(a)(1) with respect to investment advisory services provided to the Clients following the Contribution. The Applicant asserts that the exemption sought is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act.

5. The Applicant maintains that the facts that this was a Contribution to a Presidential candidate motivated by a hotly contested Presidential election and that the Contributor had no contact with the Official indicates that the Contribution was not part of any *quid pro quo* arrangement, but rather an inadvertent failure to follow the Adviser's Policy by the Contributor, militate for such an exemption.

6. The Applicant submits that the Clients determined to invest with Applicant and established an advisory relationship on an arm's length basis free from any improper influence as a result of the Contribution. In support of this argument, Applicant notes that one Client's relationship with the Applicant significantly pre-dates the Contribution and the other was sourced through the Client's consultant. The Contributor did not solicit the second Client, and only notified the first client that a new fund would be launching. That Client determined to invest, as it had with the five previous iterations of the fund. The Applicant respectfully submits that the interests of the Clients are best served by allowing the Applicant and the Clients to continue their relationships uninterrupted.

7. Although the Applicant's Policy required the Contributor to obtain prior approval for the Contribution, which he failed to do, the Contribution was identified pursuant to public records testing conducted pursuant to the Policy.

8. Applicant further submits that the other factors set forth in Rule 206(4)-5(e) similarly weigh in favor of granting an exemption to the Applicant to avoid consequences disproportionate to the violation. The Applicant proposes the evidence is clear that the Contributor inadvertently failed to seek prior approval of the Contribution, as required by the Policy; there was no attempt to influence the investment adviser selection process.

10. Accordingly, the Applicant respectfully submits that the interests of investors and the purposes of the Act are best served in this instance by allowing the Adviser and its Clients to continue their relationships uninterrupted in the absence of any intent or action by the Contributor to interfere with the Clients' merit-based process for the selection and retention of advisory services. The Applicant submits that an exemption from the two-year prohibition on

compensation is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

<u>The Applicant's Conditions:</u>

The Applicant agrees that any order of the Commission granting the requested relief will be subject to the following conditions:

1. The Contributor will be prohibited from discussing any business of the Applicant with any "government entity" client for which the Recipient is an "official" as defined in Rule 206(4)-5(f), until April 22, 2018.

2. The Contributor will receive written notification of these conditions and will provide a quarterly certification of compliance until April 22, 2018. Copies of the certifications will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Applicant, and be available for inspection by the staff of the Commission.

3. The Applicant will conduct testing reasonably designed to prevent violations of the conditions of the Order and maintain records regarding such testing, which will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Applicant, and be available for inspection by the staff of the Commission.

For the Commission, by the Division of Investment Management, under delegated authority.

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Secretary[or other signatory]

Exhibit D

Proposed Order of Exemption

Apollo Management, L.P., and its relying advisers, (the "Adviser" or the "Applicant") filed an application on [Date] pursuant to section 206A of the Investment Advisers Act of 1940 (the "Act") and Rule 206(4)-5(c) thereunder. The application requested an order granting an exemption from the provisions of section 206(4) of the Act, and Rule 206(4)-5(a)(1) thereunder, to permit the Applicant to provide investment advisory services for compensation to government entities within the two-year period following a specified contribution to an official of such government entities by a covered associate of the Applicant. The order applies only to the Applicant's provision of investment advisory services for compensation which would otherwise be prohibited with respect to these government entities as a result of the contribution identified in the application.

A notice of filing of the application was issued on [Date] (Investment Advisers Act Release No. [insert number]). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing should be ordered. No request for a hearing has been filed and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly, IT IS ORDERED, pursuant to section 206A of the Act and Rule 206(4)-5(e) thereunder, that the application for exemption from section 206(4) of the Act, and Rule 206(4)-5(a)(1) thereunder, is hereby granted, effective forthwith.

For the Commission, by the Division of Investment Management, under delegated authority
By:______________________________